Exhibit 99.1

Solmate Infrastructure Confirms No Exposure and No Loss of funds Following Reported Binance Security Incident

ABU DHABI, United Arab Emirates, October 30, 2026 - Solmate Infrastructure Public Limited Company (Nasdaq: SLMT) (“Solmate” or the “Company”), a Solana-based digital asset treasury and infrastructure company, today confirmed that it has no accounts with or exposure to Binance following the security incident reported at Binance earlier today. The company’s validator infrastructure continues to operate normally.

Solmate holds no digital assets on Binance. All of the company’s 1.26M SOL, as of October 29, 2026, are held with Kraken, Anchorage Digital, or Bitgo, all of whom are qualified custodians. Solmate’s validator infrastructure continues to operate normally.

“Following today’s reports, we confirmed our positions directly with our custodians, and all assets are fully accounted for,” said Ron Sade, Chief Executive Officer of Solmate Infrastructure.

About Solmate Infrastructure

Solmate Infrastructure Public Limited Company (Nasdaq: SLMT), formerly Brera Holdings PLC, is an Irish public limited company. Solmate is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation and optimization of mission-critical digital infrastructure assets. For more information, visit the Solmate Website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws. Treasury values are unaudited point-in-time estimates based on market prices as of the dates indicated, may change materially with movements in digital-asset prices, and may differ from the carrying value reported in the Company’s financial statements prepared in accordance with IFRS. Past price appreciation does not predict future results, and the market value of the Company’s SOL holdings may decline substantially. Forward-looking statements are based on current expectations, estimates and assumptions and involve known and unknown risks and uncertainties, including digital-asset price volatility, changes in laws and regulation, technology and cybersecurity risks, competition, network performance and market liquidity, as described in Solmate’s filings with the U.S. Securities and Exchange Commission. Readers should not place undue reliance on forward-looking statements. Solmate undertakes no obligation to update these statements except as required by law.

Media Enquiries

Wachsman

solmate@wachsman.com

Investor Relations

Yaffa Cohen-Ifrah

CMO & Head of Investor Relations

Yaffa@solmate.com